Delisting Determination,The Nasdaq Stock Market, LLC,
January 26, 2016, KaloBios Pharmaceuticals, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of KaloBios Pharmaceuticals, Inc. (the Company), effective at the opening of the trading session on February 5, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5100, 5110(b), 5250(c)(1) and 5605(c)(2). The Company was notified of the Staffs determination on December 18, 2015. The Company appealed the determination to a Hearing Panel. On january 12, 2016, the Company withdrew its request for an appeal.
The Staff determination to delist the Company became final on January 13, 2016.